SI 06008427 COMMISSION
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 35220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson (816) 340-3050
(Area Code - Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to American Century Investment Services, Inc. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/28/2006

Signature Date

Financial Operations Principal

Title

Debby L. Herman

Notary Public

DEBBY L. HERMAN
Notary Public, State of Missouri
Cass County
My Commission Expires
December 22, 2007

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-35220

Statement of Financial Condition as of December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of American Century Investment Services, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2006

AMERICAN CENTURY INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$64,426,343
Deferred sales commission	2,485,127
Prepaid expenses and other assets	1,050,341
Deferred income taxes	561,521
Investment in common stock and warrants of the NASDAQ Stock Market, Inc., at fair value	315,338
Property and equipment, net	47,861
TOTAL	$68,886,531

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued administrative service reimbursements and distribution fees	$34,527,193
Accrued salaries and benefits	14,369,895
Accounts payable and accrued expenses	3,400,091
Income taxes payable due to ACC	532,316
Deferred income taxes	1,349,253
Total liabilites	54,178,748
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—authorized, 30,000 shares; issued and outstanding, 11,900 shares	11,900
Additional paid-in-capital	20,270,535
Accumulated deficit	(5,574,652)
Total stockholder's equity	14,707,783
TOTAL	$68,886,531

See notes to statement of financial condition.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is the marketing and distribution of the American Century family of mutual funds.

The Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule, since its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and units in a qualified tuition program under Section 529 of the Internal Revenue Code. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund as of December 31, 2005.

Deferred Sales Commissions—Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over various periods, none of which exceed six years. Amortization of this asset is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments. Distribution fees and contingent deferred sales charges received from these classes of funds are recorded in income as earned. In addition, the contingent deferred sales charges collected by the Company from redeeming shareholders is recorded as a reduction to the deferred sales commission asset.

The Company periodically reviews the carrying amount of the deferred sales commission asset as events or changes in circumstances indicate that the assets may not be recoverable over their amortization period. There was no such adjustment to the deferred sales commission asset for 2005.

Prepaid Expenses—Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Investments—Investments, which consist of common stock and warrants of The NASDAQ Stock Market, Inc., are carried at fair value. The fair values are based on quoted market prices.

Property and Equipment—Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their useful lives, ranging from three to seven years.

Income Taxes—The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and

ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent that management believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

Property and equipment balances as of December 31, 2005, include:

Information systems and equipment	$ 114,929
Less—accumulated depreciation and amortization	(67,068)
Property and equipment—net	$ 47,861

3. EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Savings Plan—Substantially all employees are covered under a profit sharing and 401(k) savings plan offered by ACC or its other wholly owned subsidiaries. As of December 31, 2005, accrued plan related expenses were $2,997,654 and are included in accrued salaries and benefits.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. The Company had net capital, as defined, of $9,222,215 as of December 31, 2005, which was $5,610,299 in excess of its required net capital of $3,611,916. The Company's ratio of aggregate indebtedness to net capital was 6 to 1 as of December 31, 2005.

5. RELATED PARTIES

On January 1, 2005, the parent company, ACC, implemented enterprise-wide organizational changes that impacted the Company. This was not a material change in business operations of the Company in that the number of registered representatives did not change and the primary role of the Company to serve as the distributor for the American Century mutual funds did not change.

However, effective January 1, 2005, the Company began to record and report expenses and liabilities of employees who complete distribution functions. In addition to the employee related expenses and liabilities, additional activities now reported on the Company's statement of financial condition include liabilities related to financial intermediary payments, certain fixed assets and related depreciation, an

allocation of administrative service fees from Affiliates, and distribution services revenue from the registered investment advisers of the American Century family of mutual funds.

In consideration of these organizational changes, during 2005 the Company received property and equipment of $83,823, net of accumulated depreciation, and $5,000,000 in cash as a capital contribution from the sole Stockholder.

6. SUBSEQUENT EVENT

On February 3, 2006, the Company sold all 8,800 shares of its investment in the NASDAQ Stock Market, Inc. This transaction resulted in net proceeds of $352,994.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, the fair value of each class of financial instruments is being disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

The Company's financial instruments include cash and cash equivalents, investment in common stock and warrants, accrued administrative service reimbursements and distribution fees, accrued salaries and benefits and accounts payable and accrued expenses. The estimated fair value of such financial instruments at December 31, 2005 approximate their carrying value as reflected in the statement of financial condition. The fair value of the Company's investment in common stock and warrants of NASDAQ Stock Market, Inc. has been estimated based on year-end quoted market prices.

8. INCOME TAXES

As of December 31, 2005, the tax effects of temporary differences that give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 294,405
Accrued vacation	267,116
Total deferred tax assets	561,521
Prepaid expenses	(351,865)
Deferred sales commissions	(906,947)
Depreciation	(8,678)
Unrealized appreciation on investments	(81,763)
Total deferred tax liabilities	(1,349,253)
Net deferred income taxes	$ (787,732)

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of American Century Investment Services, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) for the year ended December 31, 2005 (on which we have issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation and reconciliation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, National Association of Security Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2006